UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)
STATS ChipPAC Ltd.

(Name of Subject Company (issuer))
Singapore Technologies Semiconductors Pte Ltd
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited

(Names of Filing Persons (Offerors))
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
CUSIP No. 85227G102

(CUSIP Number of Class of Securities)
Lena Chia, Managing Director
Legal & Regulations
Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offerors, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offerors. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,895.89
Form or Registration No.:	Schedule TO-T
Filing Party:	Singapore Technologies Semiconductors Pte Ltd
Date Filed:	March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

X	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

X	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX
EX-99.(a)(1)(xiv) Letter to Option Holders, dated March 16, 2007
EX-99.(a)(1)(xv) Announcement of Holdings, dated March 20, 2007
EX-99.(a)(1)(xvi) Letter to Straits Times Online Forum, posted March 24, 2007
EX-99.(g)(2) Call script for shareholders, dated March 22, 2007
EX-99.(g)(3) Questions and answers for STATS ChipPAC optionholders, dated March 23, 2007

     This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on March 16, 2007 by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a company incorporated under the laws of Singapore and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek”), and by Temasek. This Schedule TO relates to the offer by STSPL to purchase all outstanding ordinary shares (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) of STATS ChipPAC Ltd., a company organized under the laws of Singapore (the “Company”), not owned by Temasek or STSPL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer and Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 5.	Past Contacts, Transactions, Negotiations and Agreements
     The following paragraphs are inserted at the end of “SPECIAL FACTORS—Section 1. Background” on page 28 of the Offer to Purchase.
     “On March 13, 2007, representatives of Goldman Sachs participated in a telephone conversation with representatives of Morgan Stanley, which had just been appointed as financial advisor to the Special Committee, and discussed with the representatives of Morgan Stanley the timing, terms and structure of the Offer.
     “On March 22, 2007, representatives of Morgan Stanley met with representatives of Goldman Sachs to discuss additional questions of the Special Committee with respect to the Offer. The representatives of Morgan Stanley noted that, since it is unknown whether the Higher Offer Price Threshold would be reached, the Special Committee may be required to base its recommendation on the Offer Price, and also inquired on behalf of the Special Committee as to whether STSPL would consider lowering the threshold for payment of the Higher Offer Price or reducing the differential between the Offer Price and the Higher Offer Price. The representatives of Goldman Sachs responded that STSPL and Temasek believe that the Higher Offer Price Threshold is appropriate because it is the threshold at which the Compulsory Acquisition may be effected and that the offer prices are fair for the reasons set forth in the Offer to Purchase. The representatives of Morgan Stanley also asked whether the Options Proposal is open to holders of both vested and unvested Options. The representatives of Goldman Sachs confirmed that holders of both vested and unvested Options are eligible to participate in the Options Proposal.
     “On March 23, 2007, a representative of the Special Committee met with a representative of STSPL and Temasek to discuss further the pricing of the Offer and the two-tier pricing structure. The representative of the Special Committee noted the difference between the 50% and 90% acceptance thresholds for payment of the Offer Price and the Higher Offer Price and that the higher threshold meant it was less certain that the Higher Offer Price would be paid, which would need to be considered by the Special Committee in evaluating the Offer. The representative of the Special Committee asked whether STSPL would consider lowering the threshold at which the Higher Offer Price would be paid from 90% to 75%. The representative of STSPL and Temasek responded that STSPL and Temasek believe the offer prices are fair at both levels and that the 90% Threshold is appropriate for the Higher Offer Price, in part because, at that level, the public shareholders would have a right under the Companies Act to cause their shares to be acquired by STSPL at the Higher Offer Price and STSPL would have a right to acquire the shares of the public shareholders at the Higher Offer Price through a Compulsory Acquisition.
     “On March 26, 2007, representatives of Morgan Stanley spoke with a representative of Goldman Sachs to reconfirm the substance of prior discussions among representatives of Morgan Stanley and Goldman Sachs and to confirm the chronology of the prior contacts among the representatives of the Company and Morgan Stanley, on the one hand, and the representatives of STSPL, Temasek and Goldman Sachs, on the other.”

Item 8.	Interest in Securities of the Subject Company
     The information set forth in the Offer to Purchase under the heading “SCHEDULE B—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT IN THE COMPANY” is amended with the information contained in Exhibit (a)(i)(xv) hereto.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used
     STSPL has retained Ernst & Young Corporate Finance Pte Ltd (“EYCF”) to provide contact center services in connection with the Offer. EYCF will receive reasonable and customary compensation for its services and be reimbursed for certain reasonable out-of-pocket expenses.

Item 12.	Exhibits
     (a)(1)(xiv)   Letter to Option Holders, dated March 16, 2007
     (a)(1)(xv)   Announcement of Holdings, dated March 20, 2007
     (a)(1)(xvi)  Letter to Straits Times Online Forum, posted March 24, 2007
     (g)(2)         Call script for shareholders, dated March 22, 2007
     (g)(3)         Questions and answers for STATS ChipPAC optionholders, dated March 23, 2007

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 27, 2007

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Managing Director Legal & Regulations

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(xiv)   Letter to Option Holders, dated March 16, 2007
(a)(1)(xv)   Announcement of Holdings, dated March 20, 2007
(a)(1)(xvi)  Letter to Straits Times Online Forum, posted March 24, 2007
(g)(2)         Call script for shareholders, dated March 22, 2007
(g)(3)         Questions and answers for STATS ChipPAC optionholders, dated March 23, 2007